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Exhibit 99.1

Videotron Ltd. Reports Results for Year Ended December 31, 2008

MONTREAL, February 26, 2009 — Videotron Ltd. today announced its results for the year ended December 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

        The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward-Looking Statements."

General

        We, Videotron Ltd, are a wholly-owned subsidiary of Quebecor Media Inc. (parent company), incorporated under Part IA of the Companies Act (Québec). We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.

        This Management's Discussion and Analysis contains an analysis of our consolidated financial position as of December 31, 2008 and the results of our operations and cash flows for the years ended December 31, 2008, 2007 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 24 of our consolidated financial statements for the year ended December 31, 2008 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

Highlights Since December 31, 2007

  •
  In May 2008, Videotron subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media, for cash consideration of $200.0 million. In September 2008, Videotron subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for cash consideration of $336.6 million. These transactions were effected in order to fund payments by 9193-2962 Québec Inc. in an amount of $554.5 million in connection with the successful bids for 17 new spectrum licences for Advanced Wireless Services ("AWS"), covering all of the Province of Québec and certain areas of Ontario, obtained as part of the Canadian spectrum auction for AWS. On September 23, 2008, Videotron acquired all the common shares of 9193-2962 Québec Inc. from Quebecor Media for a cash consideration of $17.9 million and issuance to Quebecor Media of one common share of Videotron. As of December 31, 2008, other intangible assets comprise the spectrum licences for AWS in the amount of $567.0 million (including capitalized interest). Industry Canada has informed 9193-2962 Québec Inc. that it met the Canadian ownership and control requirements of Section 10(2) of the Radiocommunication Regulations. The ownership transfer of these spectrum licences occurred in December 2008.

Non-GAAP Financial Measures

        We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada ("Canadian GAAP") or accounting principles generally accepted in the United States ("U.S. GAAP") to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented herein may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

        We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, impairment of goodwill and other items, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We believe that operating income is a meaningful measure of performance because operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community, to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:

  •
  although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

  •
  it does not reflect income tax expense or the cash necessary to pay income taxes; and

  •
  it does not reflect financial expenses or the cash necessary to pay financial expenses.

        It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our financial statements in Table 1 below.

Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Year Ended December 31,
	2008	2007	2006	2005	2004
				(restated)(1)	(restated)(1)
AMOUNTS UNDER CANADIAN GAAP
Net income	$395.4	$325.7	$183.7	$102.7	$111.7
Amortization	214.3	206.1	185.1	166.3	163.9
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of financial instruments	24.7	(9.1)	(2.2)	8.9	31.9
Impairment of goodwill and other items	(1.4)	5.4	—	—	1.9
Income taxes (recovery) expense	73.1	38.3	64.2	69.8	(6.7)
Non-controlling interest in a subsidiary	0.2	0.2	0.1	0.1	0.1

Operating income as defined	$797.2	$642.7	$512.7	$413.6	$363.8

	Year Ended December 31,
	2008	2007	2006	2005	2004
				(restated)(1)	(restated)(1)
	(dollars in millions)
AMOUNTS UNDER U.S. GAAP
Net income	$375.0	$323.7	$168.8	$98.7	$100.5
Amortization	225.6	216.7	196.3	177.4	175.7
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of financial instruments	30.1	(14.1)	6.0	9.4	24.2
Impairment of goodwill and other items	0.6	5.4	—	—	1.9
Income taxes (recovery) expense	77.3	32.3	56.1	60.4	(1.2)
Non-controlling interest in a subsidiary	0.2	0.2	0.1	0.1	0.1

Operating income as defined	$799.7	$640.4	$509.0	$411.8	$362.2

(1)
On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with Videotron. On July 1, 2006, Videotron also merged with its parent, 9101-0827 Québec inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented. In respect of U.S. GAAP financial data, see also Note 24 "Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States" to our consolidated financial statements.

Average Monthly Revenue per User

        Average monthly revenue per user ("ARPU") is an industry metric that we use to measure our average cable, Internet, and cable and wireless telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access, and cable and wireless telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2008/2007 Year Comparison

Customer statistics

        Cable television — The combined customer base for cable television services increased by 77,519 (4.7%) in 2008 (compared with 65,686 in 2007 and 66,298 in 2006) (see Table 2). As of December 31, 2008, our cable network had a household penetration rate (number of subscribers as a proportion of 2,542,859 total homes passed as of the end of December 2008) of 67.5% versus 65.6% a year earlier and 64.0% in 2006.

  •
  The number of subscribers to illico Digital TV stood at 927,332 at the end of 2008, an increase of 159,111 or 20.7% during the year (compared with an increase of 144,565 in 2007 and an increase of 149,017 in 2006). At December 31, 2008, 54.1% of our cable television customers were subscribers to our illico Digital TV services compared to 46.9% in 2007 and 39.7% in 2006. At December 31, 2008, illico Digital TV had a household penetration rate of 36.5%, compared with 30.8% a year earlier and 25.4% in 2006.

  •
  The customer base for analog cable television services decreased by 81,602 (-9.4%) in 2008 (compared with a decrease of 78,879 customers in 2007 and a decrease of 82,719 customers in 2006), primarily as a result of customer migration to illico Digital TV.

        Internet access — The number of subscribers to cable Internet access services stood at 1,063,847 at the end of 2008, an increase of 130,858 (14.0%) from the previous year (compared with an increase of 141,023 in 2007 and an increase of 153,995 in 2006). At December 31, 2008, cable Internet access services had a household penetration rate of 41.8%, compared with 37.4% at December 31, 2007 and 32.2% at December 31, 2006.

        Cable telephony service — The number of subscribers to cable telephony service stood at 851,987 at the end of 2008, an increase of 215,635 (33.9%) from the previous year (compared with an increase of 238,522 in 2007 and an increase of 234,851 in 2006). At December 31, 2008, the IP telephone service had a household penetration rate of 33.5%, compared with 25.5% at December 31, 2007 and 16.2% at December 31, 2006.

        Wireless telephony service — At December 31, 2008, there were 63,402 lines activated on our wireless telephony service, an increase of 18,325 (40.6%) from the previous year (compared with an increase of 33,251 in 2007).

Table 2
End-of-year customer numbers
(in thousands of customers)

	2008	2007	2006	2005	2004
Cable television
Analog	788.3	869.9	948.8	1,031.5	1,118.9
Digital	927.3	768.2	623.6	474.6	333.7
Total cable television	1,715.6	1,638.1	1,572.4	1,506.1	1,452.6
Cable Internet	1,063.8	933.0	792.0	638.0	502.6
Cable telephony	852.0	636.4	397.8	163.0	—
Wireless telephony (in thousands of lines)	63.4	45.1	11.8	—	—

Results Analysis

        Revenues:    $1,804.2 million, an increase of $251.6 million (16.2%).

  •
  Combined revenues from all cable television services increased by $74.1 million (10.1%) to $809.9 million. This growth was primarily due to an increase in the average number of basic cable customers, the migration of our customers from our analog to our digital services, higher buying rates for our video-on-demand and pay-TV products, an increase in the number of subscribers to our High Definition packages, as well as price increases, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

  •
  Revenues from Internet access services increased by $77.2 million (18.3%) to $499.6 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts.

  •
  Revenues from cable telephony services increased by $90.6 million (46.3%) to $286.1 million, primarily due to customer growth, partly offset by lower long distance revenues per user in 2008.

  •
  Revenues from wireless telephony services increased by $13.9 million (78.5%) to $31.6 million, primarily due to customer growth.

  •
  Revenues from business solutions decreased by $6.6 million (-9.4%) to $63.6 million, due to the end of a major contract.

  •
  Revenues of Le SuperClub Vidéotron ltée decreased by $2.9 million (-4.9%) to $57.0 million, primarily because of the impact of the sale of the StarStruck Entertainment chain (operating in Ontario), the franchising of some of our corporate locations and some store closings, partly offset by higher retail sales, rental revenues and royalties.

  •
  Other revenues, which represent principally sales of equipment to customers, increased by $5.4 million (10.6%) to $56.4 million, due to an increase in the sale of set-top boxes and a higher proportion of High Definition set-boxes.

        Monthly combined ARPU:    $81.17, compared with $71.52 for 2007, an increase of $9.65 (13.5%).

        Operating income:    $797.2 million in 2008, an increase of $154.5 million (24.0%). This increase was due primarily due to:

  •
  customer growth for all services;

  •
  price increases, mostly on our cable television services and cable Internet access services;

  •
  a higher proportion of digital customers for our television services resulting in increased ARPU; and

  •
  a $34.3 million decrease in expenses related to the parent company's management fees and stock option plan,

        partially offset by:

  •
  unfavourable variance of $29.0 million related to recognition in 2008 of a charge for CRTC Part II licence fees covering the period from September 1, 2006 to December 31, 2008 following the Federal Court of Appeal decision of April 29, 2008. Videotron recorded Part II licence fees for 2008 and will continue to record the fees going forward;

  •
  higher bundling discounts;

  •
  increase in our sales and marketing expenses;

  •
  higher regulatory contributions due to the increase of our revenues;

  •
  increase in our call center, technical services and network maintenance costs in order to support our growth; and

  •
  decrease in our business solutions revenues.

        Operating costs, expressed as a percentage of revenues:    55.8% in 2008 compared with 58.6% in 2007. Operating costs as a proportion of revenues decreased slightly for the following reasons:

  •
  the fixed component of costs, which does not fluctuate in proportion to revenue growth;

  •
  the marginal impact on costs of the higher consumption revenues, price increases and long-distance telephone volume; and

  •
  the decrease in the parent company's management fees and stock option plan expenses which was largely offset by the increase in Part II licence fees.

        Amortization charge:    $214.3 million, an increase of $8.2 million (4.0%) compared with 2007.

  •
  The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

        Financial expenses:    $90.9 million, an increase of $14.8 million (19.4%). The increase was mainly due to:

  •
  $30.4 million impact of increased indebtedness,

        partially offset by:

  •
  $12.8 million of interest mainly capitalized to the cost of intangible assets for 3G licences acquisition; and

  •
  $3.5 million increase of the dividend income (net of the interest expense) resulting from tax consolidation transactions.

        The increase in indebtedness was due to the issuance, on April 15, 2008, of US$455.0 million aggregate principal amount of our 9 1/8 Senior Notes due 2018.

        Valuation and translation of financial instruments:    a loss of $24.7 million in 2008, compared to a gain of $9.1 million in 2007. The loss in 2008 was mainly due to:

  •
  $10.8 million unfavourable impact related to a change in accounting estimates of the fair value of derivative instruments, reflecting market developments and recent accounting guidelines (see "Changes in accounting policies and accounting estimates" below); and

  •
  $12.8 million unfavourable impact related to the ineffective portion of fair value hedges and the valuation of other financial instruments.

        The gain in 2007 was mainly due to:

  •
  $12.5 million favourable impact related to the ineffective portion of fair value hedges (first time adoption in 2007 of a new accounting policy on derivative financial instruments and hedge accounting); and

  •
  $3.4 million unfavourable impact related to the valuation of other financial instruments.

        Income tax expense:    $73.1 million (effective tax rate of 15.6%), compared with $38.3 million in 2007 (effective tax rate of 10.5%). The variation in rate as compared to the statutory tax rate in 2008 was mainly due to:

  •
  $86.1 million in non-taxable dividends from related parties; and

  •
  $5.7 million due to the recognition of a deferred credits related to the acquisition of tax losses in prior years.

        The variation in rate as compared to the statutory tax rate in 2007 was mainly due to:

  •
  $54.7 million in non-taxable dividends from related parties; and

  •
  $23.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.

        Net income:    $395.4 million, an increase of $69.8 million (21.4%). The increase was mainly due to:

  •
  $154.5 million increase in operating income (taxable at an average rate of 15.6% due to tax consolidation transactions);

        partially offset by:

  •
  $14.8 million increase in financial expenses;

  •
  $8.2 million increase in amortization; and

  •
  $33.8 million increase in the loss on valuation and translation of financial instruments.

2007/2006 Year Comparison

Results Analysis

        Revenues:    $1,552.6 million, an increase of $243.0 million (18.6%).

  •
  Combined revenues from all cable television services increased by $58.6 million (8.6%) to $735.8 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers.

  •
  Revenues from Internet access services increased by $77.4 million (22.4%) to $422.4 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers, price increases and a favourable product mix.

  •
  Revenues from cable telephony services increased by $88.1 million (82.1%) to $195.5 million, mainly due to an increase in the average number of cable telephony customers, along with a slight increase in long distance and installation revenues.

  •
  Revenues from wireless telephony services increased by $16.5 million to $17.7 million. The commercial launch occurred August 2006.

  •
  Revenues from business solutions decreased by $4.2 million (-5.6%) to $70.2 million, due to the restructuring of a major contract.

  •
  Revenues of Le SuperClub Vidéotron ltée increased by $4.4 million (7.9%) to $60.0 million, mainly due to increased sales of equipment and video games as well as the acquisition of new stores in 2006 and 2007.

  •
  Other revenues, which represent principally sales of equipment to customers, increased by $2.2 million (4.6%) to $51.0 million, due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.

        Monthly combined ARPU:    $71.52 in 2007, compared with $61.43 in the same period of 2006, an increase of $10.09 (16.4%).

        Operating income:    $642.7 million in 2007, an increase of $130.0 million (25.4%). The increase was due primarily to:

  •
  customer growth for all services;

  •
  price increases, mostly on our cable television services and cable Internet access services;

  •
  our wireless telephony services (we launched our services in August 2006);

  •
  a higher proportion of digital customers for our television services resulting in increased ARPU; and

  •
  $12.9 million favourable variance related to non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission ("CRTC") Part II licence fee accruals following the notice issued on October 1, 2007;

        partially offset by:

  •
  $30.1 million increase in management fees charged by our parent company including additional charges for the parent company stock option plan;

  •
  additional resources required to support the growth in our customer base; and

  •
  decrease in business solutions revenues.

        Operating costs, expressed as a percentage of revenues:    58.6% in 2007 compared with 60.9% in 2006. Operating costs as a proportion of revenues decreased slightly for the following reasons:

  •
  the fixed component of costs, which does not fluctuate in proportion to revenue growth; and

  •
  the favourable variation related to the non-recognition of the Part II fees.

        Amortization charge:    $206.1 million, an increase of $21.0 million (11.3%).

        The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

        Financial expenses:    $76.1 million, a decrease of $5.6 million (-6.9%). The decrease was mainly due to:

  •
  $5.9 million increase of the dividend income (net of the interest expense) resulting from tax consolidation transactions.

        Valuation and translation of financial instruments:    a gain of $9.1 million in 2007, compared to a gain of $2.2 million in 2006. The gain in 2007 was mainly due to:

  •
  $12.5 million favourable impact related to the ineffective portion of fair value hedges (first time adoption in 2007 of a new accounting policy on derivative financial instruments and hedge accounting); and

  •
  $3.4 million unfavourable impact related to the valuation of other financial instruments.

        The gain in 2006 was mainly due to:

  •
  $3.3 million gain on the termination of a long term debt; and

  •
  $1.1 million unfavourable impact related to the valuation of other financial instruments.

        Income tax expense:    $38.3 million (effective tax rate of 10.5%), compared with $64.2 million in 2006 (effective tax rate of 25.9%). The variation in rate as compared to the statutory tax rate in 2007 was mainly due to:

  •
  $54.7 million in non-taxable dividend from related parties (due to tax consolidation transactions); and

  •
  $23.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.

        The variation in rate as compared to the statutory tax rate in 2006 was mainly due to:

  •
  $14.9 million due to a change in substantively enacted tax rates affecting our future income tax balances.

        Net income:    $325.7 million, an increase of $142.0 million (77.3%). The increase was mainly due to:

  •
  $130.0 million increase in operating income (taxable at an average rate of 10.5% due to tax consolidation transactions);

  •
  $55.0 million impact of the lower income taxes rate in 2007;

        Partially offset by:

  •
  $21.0 million increase in amortization; and

  •
  $5.4 million impairment in 2007 of the goodwill of our subsidiary, Le Superclub Vidéotron Ltée, related to the DVDs and games rental operations in Ontario.

Other Developments Since December 31, 2007

        In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown in Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes and that the CRTC should cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. In light of these facts, and as a result of the decision of the Superior Court, Videotron reversed its liability of $11.1 million related to these Part II licence fees covering the period from September 1, 2006 to December 30, 2007 in the third quarter of 2007. Videotron also ceased to record the Part II licence fees.

        On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies disagree with this decision and the request for leave to appeal to the Supreme Court of Canada was accepted on December 18, 2008. The CRTC publicly stated that it will make no attempt to collect outstanding Part II licence fees until the earlier of (a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court or (b) the matter is settled between the parties. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which Videotron is subject, Videotron recorded in 2008 a total liability of $25.6 million related to the Part II licence fees. This liability is for the period covering from September 1, 2006 to December 31, 2008. Videotron continues to accrue for the Part II licence fees.

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

  •
  capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

  •
  the servicing and repayment of our debt; and

  •
  distributions to our shareholder.

        Capital Expenditures:    $404.8 million in 2008, an increase of $74.7 million (22.6%) compared with 2007. The increase was mainly due to:

  •
  initial investments of $17.5 million in our AWS network, higher investments in our Internet network and the modernization of certain parts of our network.

        We continue to focus on success-driven capital spending.

Fixed Assets Additions	2008	2007	Variance
	(in millions)
Customer premises equipment	$113.1	$122.9	$(9.8)
Scaleable infrastructure(1)	121.0	76.8	44.2
Line extensions	41.2	27.3	13.9
Upgrade/Rebuild	57.7	53.0	4.7
Support Capital	71.8	50.1	21.7

Total fixed assets additions	$404.8	$330.1	$74.7

(1)
Includes our $17.5 million initial investments in our AWS network.

        Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

        In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

        Service and Repayment of Our Debt:    Cash interest payments of $109.3 million in 2008, an increase of $29.2 million compared with 2007. The increase was mainly due to:

  •
  the issuance, in April 2008, of $455.0 million in aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs).

        Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan:    Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

        On January 3, 2007, Videotron entered into a subordinated loan of $1.0 billion with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and which incremental amount matures on January 3, 2022. On May 31, 2007, Videotron increased the principal amount of the subordinated loan by $870.0 million, maturing on May 31, 2022. Videotron invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

        On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, entered into a subordinated loan of $125.0 million with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

        On January 4, 2008, Videotron entered into a subordinated loan of $415.0 million from Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, Videotron invested the total proceeds of $415.0 million into

415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

        On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, entered into a subordinated loan of $170.0 million with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

        On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, Videotron used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media on January 3, 2007.

        On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, increased the principal amount of its subordinated loan with Quebecor Media, as lender, by $190.0 million, which incremental amount bears interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

        Income tax transactions:    On December 18, 2008, Videotron's ultimate parent company, Quebecor Inc., transferred to Videotron a total of $104.9 of non-capital tax losses in exchange for net cash consideration of $18.4 million. This transaction was recorded at the exchange amount. As a result, Videotron recorded an income tax asset of $32.4 million, and the difference of $14.0 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which will reduce the income tax expense in the future as these tax deductions are used.

        On December 18 and 21, 2007, Videotron's ultimate parent company, Quebecor Inc., transferred to Videotron a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, Videotron recorded an income tax asset of $17.7 million, and the difference of $4.9 million between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expense in 2008 as these tax deductions were used.

        On December 21, 2007, Videotron's ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of Videotron, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million, and the difference of $0.8 million between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expense in 2008 as these tax deductions were used.

        Distributions to our Shareholder:    During the year ended December 31, 2008, we paid $230.0 million to our sole shareholder, Quebecor Media, in respect of reductions in paid-up capital and dividends, compared to total cash distributions of $299.6 million in 2007. See Note 16 to our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 for more information. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

        Contractual Obligations and Other Commercial Commitments:    Our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative instruments. Videotron entered in the following material contractual obligations in 2008:

  •
  On April 15, 2008, Videotron issued US$455.0 million in aggregate principal amount of 9 1/8% Senior Notes due 2018.

  •
  On April 7, 2008, Videotron amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, Videotron may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

        Details of our contractual obligations and other commercial commitments are disclosed in notes 14, 15, 19, 20 and 21 to our annual consolidated financial statements for the year ended December 31, 2008.

		Payments Due by Period as of December 31, 2008
	Total	< 1 year	Less than 1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations(1):
Bank indebtedness	$3.6	$3.6	$—	$—	$—
Bank credit facility	207.7	—	—	207.7	—
Accounts payable and accrued charges	322.6	322.6	—	—	—
Amounts payable to affiliated company	19.3	19.3	—	—	—
6 7/8% Senior Notes due January 15, 2014	800.4	—	—	—	800.4
6 3/8% Senior Notes due December 15, 2015	212.4	—	—	—	212.4
9 1/8% Senior Notes due April 15, 2018	546.2	—	—	—	546.2
Cash Interest Expense(2)	829.7	120.7	241.3	228.7	239.0
Derivative financial instruments(3)	(60.3)	—	—	—	(60.3)

Total contractual cash obligations	$2,881.6	$466.2	$241.3	$436.4	$1,737.7

(1)
This table excludes obligations under subordinated loans due to Quebecor Media, our parent company, the proceeds of which are used to invest in preferred shares of an affiliated company for tax consolidation purposes of the Quebecor Media group. See note 9 to our audited consolidated financial statements.

(2)
Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2008.

(3)
Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

        We rent equipment and premises under various operating leases or purchasing agreements. As of December 31, 2008, we estimate that the minimum aggregate payments under these leases and purchasing agreements over the next 20 years will be approximately $147.0 million. During the year ended December 31, 2008, we renewed or extended several leases and entered into new operating leases.

        We entered into a management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of which we paid $25.4 million for the year ended December 31, 2008, compared to $46.9 million in 2007 and $23.4 million in 2006. See "Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Other."

        Pension plan and post-retirement benefits:    Videotron regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by Videotron to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $9.7 million for the year ended December 31, 2008 ($9.8 million in 2007 and $7.5 million in 2006).

Sources of Liquidity and Capital Ressources

  Operating activities (2008/2007)

        Cash flows provided by operating activities:    $711.5 million in 2008, compared with $552.9 million in 2007, an increase of $158.6 million (28.7%), mainly due to the increase in operating income.

  Operating activities (2007/2006)

        Cash flows provided by operating activities:    $552.9 million in 2007, compared with $440.6 million in 2006, an increase of $112.3 million (25.5%), mainly due to the increase in operating income.

  Investing activities (2008/2007)

        Cash flows used by investing activities: $1,043.2 million in 2008, compared with $2,338.2 million in 2007, a decrease of $1,294.9 million (-55.4%). The decrease was mainly due to the acquisition in 2007 of $1,995.0 million of shares of a company under common control for tax consolidation purposes.

        Partially offset by:

  •
  acquisition of $554.5 million of shares of a company under common control in 2008 in order to pay for the successful bids of 17 new spectrum licences for AWS;

  •
  acquisition of $60.0 million of shares of a company under common control in 2008 for tax consolidation purposes; and

  •
  increase of $74.7 million in the acquisition of fixed assets.

  Investing activities (2007/2006)

        Cash flows used by investing activities: $2,338.2 million in 2007, compared with $265.1 million in 2006, an increase of $2,073.1 million. The increase was mainly due to:

  •
  acquisition in 2007 of $1,995.0 million of shares of a company under common control in 2007 for tax consolidation purposes;

  •
  decrease of $39.5 million in temporary investments in 2006 compared to $1.0 million in 2007; and

  •
  increase of $27.4 million in the acquisition of fixed assets.

  Financing activities (2008/2007)

        Cash flows provided by financing activities: $331.7 million provided in 2008, compared with $1,785.2 million provided in 2007, a decrease of 81.4%. The $1,453.5 million decrease was mainly due to:

  •
  Videotron entering into a subordinated loan of $1,995.0 million from Quebecor Media Inc. in 2007 for fiscal consolidation purposes compared to $60.0 million in 2008; and

  •
  a decrease in net borrowings under our bank credit facility of $38.8 million ($59.9 million in 2008 compared to $98.7 million in 2007).

        Partially offset by:

  •
  issuance, in 2008, of $455.0 million aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs); and

  •
  net decrease in cash distributions to our parent company, Quebecor Media, of $69.6 million ($230.0 million in 2008 compared to $299.6 million in 2007).

  Financing activities (2007/2006)

        Cash flows provided (used in) by financing activities: $1,785.2 million provided in 2007, compared with $202.2 million used in 2006. The $1,987.4 million increase was mainly due to:

  •
  Videotron entering into a subordinated loan of $1,995.0 million from Quebecor Media, as a lender, in 2007 for fiscal consolidation purposes; and

  •
  repayment, in 2006, of $150.0 million relating to a subordinated loan to the parent company

        Partially offset by:

  •
  a net increase of cash distributions to our parent company, Quebecor Media, of $190.8 million ($299.6 million in 2007 compared to $118.7 million in 2006).

        Videotron believes that cashflow generated by operations and available sources of financing should be sufficient to meet all our obligations with respect to capital investments, working capital, interest payments and pension plans. Despite the crisis currently affecting the credit markets, Videotron believes that it will be able to meet its future long term debt repayments, which are relatively limited in the next five years.

Summary of Critical Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

Long-Lived Assets

        Videotron reviews long-lived assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

        We also evaluate goodwill for impairment on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Impairment of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is established based on the projected discounted future cash flows of the unit using a discount rate that reflects our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss.

        In our determination of the recoverability of long-lived assets and goodwill, we based our estimates used in preparing the discounted cash flows on historical and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Employee Future Benefits

        Pensions:    Pension costs of our defined benefit pension plans are determined using actuarial methods and could be impacted significantly by our assumptions and estimates regarding future events, including expected return on plan assets, rate of compensation increases, retirement ages of employees and other actuarial assumptions. The fluctuation of the discount rate at each measurement date also has an impact.

        In light of the actual return on plan assets realized in 2008, Videotron estimates that the cash contribution to its defined benefit plans, for which actuarial valuations are performed as of December, 31, 2008, will increase by

$5.0 million per year for each of the next five years. A one-percentage point change in the discount rate would have the following effects:

	Pension benefits		Postretirement benefits
Sensitivity analysis	1% increase	1% decrease	1% increase	1% decrease
	(in millions)
Effect on benefit costs	$(2.5)	$2.2	$(0.2)	$0.2
Effect on benefit obligations	(10.3)	12.1	(1.3)	1.6

        A one-percentage point change in the expected return on plan assets would have the following effects:

	Pension benefits		Postretirement benefits
Sensitivity analysis	1% increase	1% decrease	1% increase	1% decrease
	(in millions)
Effect on benefit costs	$(0.9)	$0.9	$—	$—

        A one-percentage point change in the rate of compensation increase would have the following effects:

	Pension benefits		Postretirement benefits
Sensitivity analysis	1% increase	1% decrease	1% increase	1% decrease
	(in millions)
Effect on benefit costs	$0.6	$(0.6)	$—	$—
Effect on benefit obligations	1.4	(1.4)	—	—

        A one-percentage point change in the assumed health care cost trend would have the following effects:

Postretirement benefits
Sensitivity analysis	1% increase	1% decrease
(in millions)
Effect on benefit costs	$—	$—
Effect on benefit obligations	—	—

        Other Post-Retirement Benefits:    We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded as they become due, principally include health and life insurance programs and cable services.

        The employee future benefits accounting policy is explained in Note 1(o) to our audited consolidated financial statements, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in Note 23 to our audited consolidated financial statements.

Revenue Recognition

        We recognize operating revenues when the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  the collection of the sale is reasonably assured.

        The portion of revenue that is unearned is recorded under "Deferred revenue" when customers are invoiced.

        Revenue recognition policies for each of Videotron's main product lines are as follows:

        Cable and wireless services are provided under arrangement with multiple deliverables, for which there are two separate accounting units: one for subscriber services (operating services and connecting fees) and the other, for equipment sales to subscribers, including activation fees related to wireless telephones. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair-value of any undelivered elements can be objectively and reliably determined.

        Cable connection fee revenues are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Off-Balance Sheet Arrangements

Operating Leases

        Videotron has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should Videotron terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, Videotron must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of Videotron has provided guarantees to certain lessors under premises leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under such agreements, Videotron must, under certain conditions, compensate the lessor. As at December 31, 2008, the maximum exposure in respect of these guarantees was $16.3 million and no liability has been recorded in the consolidated balance sheet since Videotron does not expect to make any payments pertaining to these guarantees. In prior years, Videotron has not made any payments relating to these guarantees.

Guarantees Related to our Various Existing Notes

        Under the terms of the indenture governing our 6 7/8% Senior Notes due January 15, 2014, the indenture governing our 6 3/8% Senior Notes due December 15, 2015 and the indenture governing our 9 1/8% Senior Notes due April 15, 2018, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian taxing authority (as defined in the indenture that governs such Notes) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable where no taxes are levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure of the guarantee because our exposure depends exclusively on the future actions, if any, by Canadian taxing authorities. Although no recourse exists for such liability, we have the right to redeem our 6 7/8% Senior Notes due January 15, 2014, our 6 3/8% Senior Notes due December 15, 2015 and our 9 1/8% Senior Notes due April 15, 2018, at their face value were such taxes levied by any Canadian taxing authority, thereby terminating the guarantee.

Risks and Uncertainties

        Videotron's financial risk management policies have been established to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Videotron's activities.

        From its use of financial instruments, Videotron is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, Videotron and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency. Videotron does not intend to settle its financial derivative instruments prior to their maturity, as none of these instruments are held or issued for speculative purposes. Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments:

  Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)
$ / US$	Less than 1 year	1.0865	$75.5

  Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$	190.0	Bankers' acceptance 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers' acceptance 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

        Certain cross-currency interest rate swaps entered into by Videotron include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

  Fair value of financial instruments:

        The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

        The carrying values and fair value of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt(1)	$(1,766,668)	$(1,577,000)	$(973,355)	$(938,158)
Cross-currency interest rate swaps	69,486	69,486	(241,320)	(241,320)
Foreign exchange forward contracts	9,013	9,013	(4,236)	(4,236)

(1)
The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedges interest risk, the embedded derivatives or the financing fees.

        The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or Videotron. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

        Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

  Credit risk management:

        Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

        In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of Videotron's consolidated trade receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.0 million as of December 31, 2008 ($11.7 million as of December 31, 2007). As of December 31, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007).

        Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Videotron does not believe that it is exposed to an unusual level of customer credit risk.

        From its use of derivative financial instruments, Videotron is exposed to the risk of non-performance by a third party. When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron's credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under Videotron's policy, Videotron does not foresee any failure by counterparties to meet their obligations.

  Liquidity risk management:

        Liquidity risk is the risk that Videotron will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Videotron manages this exposure through staggered debt maturities. The weighted average term of Videotron's consolidated debt was approximately 6.3 years as at December 31, 2008.

        Videotron's management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. Videotron has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

  Market risk:

        Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of Videotron's financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

  Foreign currency risk:

        Most of Videotron's consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on Videotron's debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, Videotron's sensitivity to the variation of foreign exchange rates is economically limited.

        The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

	Income	Other comprehensive income
	(in thousands of dollars)
Increase of $0.10
U.S. dollar accounts payable	$(680.0)	$—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,250)	44,905
Decrease of $0.10
U.S. dollar accounts payable	680
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,250	(44,905)

  Interest rate risk and non-performance risk:

        Videotron's bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers' acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 58.7% of fixed rate debt and 41.3% of floating rate debt as of December 31, 2008.

        The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker's acceptance rate is $7.0 million.

        The estimated sensitivity income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per Videotron's valuation model, is as follows:

	Income	Other comprehensive income
	(in thousands of dollars)
Increase of 100 basis points	$2,609	$(3,908)
Decrease of 100 basis points	(2,609)	3,908

  Capital management:

        Videotron's primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

        In managing its capital structure, Videotron takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company. Videotron has not significantly changed its strategy regarding management of its capital structure since the last financial year.

        Videotron's capital structure is composed of shareholder's equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents. The capital structure is as follows:

	2008	2007
Bank indebtedness	$3,613	$9,505
Long-term debt	1,807,997	950,988
Net (assets) liabilities related to derivative financial instruments	(78,499)	245,556
Non-controlling interest	1,047	947

Net debt	$1,734,158	$1,206,996
Shareholder's equity	$403,654	$259,110

        Videotron is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

Changes in Accounting Policies and Accounting Estimates

Changes in accounting policies

        On January 1, 2008, Videotron adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. Under this new accounting policy, inventories are now valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.

        On January 1, 2008, Videotron adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. Disclosure requirements related to these new accounting standards are presented in Note 21 of our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

        Videotron estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. In the second quarter of 2008, Videotron made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position. These amendments change the way Videotron factors counterparty and its own non-performance risk in its valuation technique, taking into consideration market developments and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $10.8 million and an increase of the comprehensive loss by $10.8 million (before income taxes).

Recent Accounting Developments in Canada

        In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Videotron is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.

        In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by publicity accountable enterprises, will be fully converged to International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Videotron will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year. Videotron is currently assessing the impact of the IFRS convergence initiative.

        IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments and subsidiaries, and have engaged an external expert advisor.

        Videotron has completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. Videotron continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

        The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to balance sheet ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time. At this time, the impact on Videotron's future financial position and results of operations is not yet reasonably determinable while Videotron continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. Further updates on the progress to conversion and potential reporting impact from the adoption of IFRS will be provided during the implementation period to follow.

Recent accounting developments in the United States

        On January 1, 2008, Videotron adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, "Application of SFAS 157 to FASB Statement No. 13 and Other Accounting

Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which removes certain leasing transactions from the scope of SFAS No. 157. The FASB also issued FSP FAS 157-2, "Effective Date of SFAS 157", which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Videotron is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

        In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. Videotron is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

        This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this report, including, without limitation, statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Information on the Company" as well as statements located elsewhere in this report regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as "may," "will," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

  •
  our ability to successfully build and deploy our new wireless services network on the timeline we are targeting and to implement successfully our strategy of becoming a facilities-based wireless provider;

  •
  general economic, financial or market conditions;

  •
  the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

  •
  unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

  •
  our ability to implement successfully our business and operating strategies and manage our growth and expansion;

  •
  disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

  •
  labour disputes or strikes;

  •
  changes in our ability to obtain services and equipment critical to our operations;

  •
  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

  •
  our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt;

  •
  exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

  •
  interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

        We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this report, and further details and descriptions of these and other factors are disclosed in this report, including under the section "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007. Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless the securities laws require us to do so.

Additional Information

Additional information relating to our company and business may be found on EDGAR / IDEA at www.sec.gov.

About the Company

Videotron Ltd. (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service. Videotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of December 31, 2008, Videotron was serving 1,715,616 cable television customers, including 927,332 illico Digital TV subscribers. Videotron is the Québec leader in high-speed Internet access, with 1,063,847 subscribers to its cable modem service as of December 31, 2008. As of the same date, Videotron had activated 63,402 lines on its wireless telephone service and was providing cable telephone service to 851,987 Québec households and organizations.

Media contact only:
Marc Labelle
Director, Corporate Communications
Telephone: 514.380.4458
Mobile: 514.512.4458

Annual Consolidated Financial Statements of

Videotron Ltd. / Vidéotron Ltée

Year ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.

        We have audited the accompanying consolidated balance sheet of Videotron Ltd. as of December 31, 2008 and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Videotron Ltd. for the years ended December 31, 2007 and 2006, were audited by other auditors whose report dated February 29, 2008, expressed an unqualified opinion on those statements and included an explanatory paragraph that effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants' new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.

/s/ ERNST & YOUNG LLP(1) Chartered Accountants Montreal, Canada February 11, 2009 except as to note 25(a), which is as of February 26, 2009

(1)  CA auditor permit no. 19483

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.

        We have audited the accompanying consolidated balance sheet of Videotron Ltd. and its subsidiaries as of December 31, 2007 and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Sates). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Videotron Ltd. and its subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants' new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

        Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles ("US GAAP"). Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements. Also, as discussed in note 24 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.

/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
February 29, 2008

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2008, 2007 and 2006
(in thousands of Canadian dollars)

	2008	2007	2006
Operating revenues:
Cable television	$809,891	$735,832	$677,273
Internet	499,627	422,448	345,075
Telephony	286,063	195,477	107,357
Wireless telephony	31,630	17,717	1,208
Business solution	63,592	70,189	74,352
Video stores	57,015	59,956	55,585
Other	56,388	50,987	48,745

	1,804,206	1,552,606	1,309,595
Direct costs and operating expenses	1,007,050	909,923	796,887
Amortization	214,281	206,083	185,115
Financial expenses (note 2)	90,924	76,147	81,779
Loss (gain) on valuation and translation of financial instruments (note 3)	24,673	(9,095)	(2,193)
Impairment of goodwill and other items (note 4)	(1,414)	5,425	—

Income before income taxes and non-controlling interest	468,692	364,123	248,007
Income taxes (note 6)	73,102	38,258	64,230

	395,590	325,865	183,777
Non-controlling interest	148	173	86

Net income	$395,442	$325,692	$183,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2008, 2007 and 2006
(in thousands of Canadian dollars)

	2008	2007	2006
Net income	$395,442	$325,692	$183,691
Other comprehensive income:
Gain (loss) on valuation of derivative financial instruments	(4,076)	17,172	—
Income taxes	(15,720)	(2,028)	—

	(19,796)	15,144	—

Comprehensive income	$375,646	$340,836	$183,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2008, 2007 and 2006
(in thousands of Canadian dollars)

	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 18)	Total shareholder's equity
Balance as at December 31, 2005	$342,940	$576,957	$(843,534)	$—	$76,363
Transfer of tax deductions from a company controlled by the ultimate parent company (note 22)	—	22	—	—	22
Issuance of shares (note 16)	111,536	—	—	—	111,536
Reduction of paid-up capital (note 16)	(108,749)	—	—	—	(108,749)
Excess of consideration paid over the carrying value of debt transferred to the parent company (note 13)	—	—	(3,282)	—	(3,282)
Net income for the year	—	—	183,691	—	183,691
Dividend	—	—	(10,000)	—	(10,000)

Balance as at December 31, 2006, as previously reported	345,727	576,979	(673,125)	—	249,581
Cumulative effect of changes in accounting policies	—	—	(9,311)	(22,446)	(31,757)

Balance as at January 1, 2007, as restated	345,727	576,979	(682,436)	(22,446)	217,824
Reduction of paid-up capital (note 16)	(299,550)	—	—	—	(299,550)
Net income for the year	—	—	325,692	—	325,692
Other comprehensive income, net of income taxes	—	—	—	15,144	15,144

Balance as at December 31, 2007	$46,177	$576,979	$(356,744)	$(7,302)	$259,110
Reduction of paid-up capital (note 16)	(46,176)	(73,824)	—	—	(120,000)
Excess of the carrying value over consideration paid for the purchase of an affiliated company from the parent company (note 11)	—	—	952	—	952
Excess of consideration paid over the carrying value of assets transferred from affiliated companies (note 22)	—	—	(2,054)	—	(2,054)
Net income for the year	—	—	395,442	—	395,442
Other comprehensive income, net of income taxes	—	—	—	(19,796)	(19,796)
Dividend	—	—	(110,000)	—	(110,000)

Balance as at December 31, 2008	$1	$503,155	$(72,404)	$(27,098)	$403,654

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006
(in thousands of Canadian dollars)

	2008	2007	2006
Cash flows related to operating activities:
Net income	$395,442	$325,692	$183,691
Adjustments:
Amortization of fixed assets	212,861	203,902	183,619
Amortization of other assets	28,754	21,435	17,835
Impairment of goodwill (note 4)	—	5,425	—
Loss on disposal of fixed assets	450	3,245	1,416
Loss (gain) on valuation and translation of financial instruments (note 3)	19,677	(10,510)	(3,305)
Amortization of financing costs and long-term debt premium or discount (note 2)	1,623	441	432
Future income taxes (note 6)	72,031	38,191	64,669
Non-controlling interest	148	173	86
Other	(1,315)	1,142	755

	729,671	589,136	449,198
Net change in non-cash balances related to operating activities:
Accounts receivable	(2,217)	(26,832)	(22,187)
Amounts receivable from and payable to affiliated companies	(15,913)	3,715	3,606
Inventories	(10,477)	104	(10,225)
Prepaid expenses	4,490	(7,824)	(1,363)
Accounts payable and accrued liabilities	51,399	(1,044)	19,015
Deferred revenue	12,233	15,298	19,013
Other assets	(36,303)	(20,973)	(18,902)
Other liabilities	(21,349)	1,343	2,464

	(18,137)	(36,213)	(8,579)

Cash flows provided by operating activities	711,534	552,923	440,619
Cash flows related to investing activities:
Acquisition of fixed assets	(404,759)	(330,075)	(302,629)
Acquisition of shares of a company under common control (note 9)	(60,000)	(1,995,000)	—
Acquisition of a company under common control (note 11)	(554,549)	—	—
Decrease in temporary investments	—	987	39,509
Acquisition of tax deductions from the ultimate parent company (note 22)	(18,378)	(14,863)	—
Other	(5,534)	787	(1,981)

Cash flows used in investing activities	(1,043,220)	(2,338,164)	(265,101)

Sub-total, balance carried forward	(331,686)	(1,785,241)	175,518

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

Years ended December 31, 2008, 2007 and 2006
(in thousands of Canadian dollars)

	2008	2007	2006
Sub-total, balance brought forward	$(331,686)	$(1,785,241)	$175,518
Cash flows related to financing activities:
Net change in bank indebtedness	(5,892)	(8,965)	18,470
Net borrowings under bank credit facility (note 14)	59,949	98,721	49,000
Issuance of long-term debt, net of financing costs	447,629	—	—
Subordinated loan from parent company (note 9)	60,000	1,995,000	—
Issuance of shares	—	—	111,536
Transfer of Additional Amount payable to parent company	—	—	(111,536)
Repayment of subordinated loan to parent company	—	—	(150,000)
Dividends	(110,000)	—	(10,000)
Reduction in paid-up capital	(120,000)	(299,550)	(108,749)
Other	—	35	(938)

Cash flows provided by (used in) financing activities	331,686	1,785,241	(202,217)

Net change in cash and cash equivalents	—	—	(26,699)
Cash and cash equivalents at beginning of year	—	—	26,699

Cash and cash equivalents at end of year	$—	$—	$—

Cash interest payments	$109,298	$80,143	$80,514
Cash interest payments to parent company	269,571	159,078	17,951
Cash income tax payments (net of refunds)	274	(206)	988

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of Canadian dollars)

	2008	2007
Assets
Current assets:
Accounts receivable (note 7)	$164,375	$161,366
Income taxes	189	220
Amounts receivable from affiliated companies (note 22)	15,611	32,843
Inventories (note 8)	48,296	39,445
Prepaid expenses	11,756	16,316
Future income taxes (note 6)	35,982	31,585

	276,209	281,775
Investments (note 9)	2,055,000	1,995,000
Fixed assets (note 10)	1,612,475	1,408,805
Future income taxes (note 6)	1,038	2,970
Derivative financial instruments (note 21)	124,187	—
Intangible assets (note 11)	567,065	—
Other assets (note 12)	36,080	30,466
Goodwill	433,878	433,759

	$5,105,932	$4,152,775

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$3,613	$9,505
Accounts payable and accrued charges	343,283	267,432
Amounts payable to affiliated companies (note 22)	19,358	75,260
Deferred revenue	164,779	151,928
Income taxes	1,317	119

	532,350	504,244
Long-term debt (note 14)	1,807,997	950,988
Subordinated loan from parent company (note 9)	2,055,000	1,995,000
Derivative financial instruments (note 21)	45,688	245,556
Future income taxes (note 6)	229,654	166,162
Other liabilities (note 15)	31,589	31,715

	4,702,278	3,893,665
Shareholder's equity:
Capital stock (note 16)	1	46,177
Contributed surplus	503,155	576,979
Deficit	(72,404)	(356,744)
Accumulated other comprehensive loss (note 18)	(27,098)	(7,302)

	403,654	259,110

	$5,105,932	$4,152,775

Commitments and contingencies (note 19)
Guarantees (note 20)
Subsequent events (note 25)

On behalf of the Board of Directors

Jean La Couture, Director	Michel Lavigne, Director

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

Videotron Ltd. (the "Company") is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 24.

        (a)    Basis of presentation:

    These consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

    Certain comparative figures for the years 2007 and 2006 have been reclassified to conform to the presentation adopted for the year ended December 31, 2008.

        (b)   Change in accounting policies:

    On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements. The new accounting policy is described in note 1(j).

    On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 21.

        (c)    Changes in accounting estimates:

    The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. In the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position. These amendments change the way the Company factors counterparty and its own non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $10.8 million and an increase of the comprehensive loss by $10.8 million (before income taxes).

        (d)   Foreign currency translation:

    Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in gain or loss on valuation and translation of financial instruments unless hedge accounting is used.

        (e)    Use of estimates:

    The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirement benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, legal contingencies, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocations purposes and goodwill impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.

        (f)    Impairment of long-lived assets:

    The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or a

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

        (g)   Revenue recognition:

    The Company recognizes its operating revenues when the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  the collection of the sale is reasonably assured.

    The portion of revenue that is unearned is recorded under "Deferred revenue" when customers are invoiced.

    Revenue recognition policies for each of the Company's main product lines are as follows:

    Cable and wireless services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (operating services and connecting fees) and the other, for equipment sales to subscribers, including activation fees related to wireless telephones. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.

    Cable connection fee revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

        (h)   Financial instruments:

    Classification, recognition and measurement:

    Effective January 1, 2007, financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. The Company has classified its cash and cash equivalents, its temporary investments and its bank indebtedness as held-for-trading. Amounts receivable from affiliated companies, loans and other long-term receivables included in other assets have been classified as loans and receivables. All investments were classified as available-for-sale.

    All of the Company's financial liabilities, except for bank indebtedness, were classified as other liabilities.

    Financial instruments held-for-trading are measured at fair value with changes recognized in income as a loss or gain on valuation and translation of financial instruments. Available-for-sale financial assets are measured at fair value or at cost, in the case of equity instruments that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest method of amortization.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Financing fees related to long-term financing are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

         Derivative financial instruments and hedge accounting:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivative financial instruments and hedged items, as well as its strategy for using hedges and its risk-management objective. The Company also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

    The Company enters into the following types of derivative financial instruments:

  •
  The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

  •
  The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company's cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

    Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:

  •
  For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

  •
  For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

    Prior to 2007, under hedge accounting, the Company recorded its hedge relationships as follows:

  •
  For purchases of equipment or inventory hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of the hedged item, when the transaction was recorded.

  •
  For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on a derivative instrument recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

  •
  In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity, for hedge accounting purposes, were deferred under other current or non-current assets or liabilities on the consolidated balance sheets and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument, was recognized in income.

    Any change in the fair value of these derivative financial instruments recorded in income is included in the loss or gain on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a market-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a loss or gain on valuation and translation of financial instruments.

        (i)    Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value.

        (j)    Inventories:

    Inventories are valued at the lower of cost, determined by the weighted average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

        (k)   Income taxes:

    The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

    In the course of the Company's operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

        (l)    Fixed assets:

    Fixed assets are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the fixed assets until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable and wireless, cost includes equipment, direct labour and direct overhead costs. Projects under development may also include advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

    Amortization is calculated using the following depreciation bases and periods or rates:

Asset	Basis	Period/rate
Buildings	Declining balance	5%
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 years to 7 years
Receiving and distribution networks	Straight-line	3 years to 20 years
Terminals and operating system	Straight-line	5 years and 10 years
Coding and transmission material	Declining balance	20%

    Leasehold improvements are amortized over the lower of the term of the lease and economic life.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date undeterminable for these assets.

        (m)  Goodwill and other intangible assets:

    Goodwill is not amortized.

    Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

    Intangible assets are comprised of Advanced Wireless Services ("AWS") licences and the cost of these licences includes acquisition costs and interest incurred during the development period of the wireless network project.

        (n)   Stock-based compensation:

    The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee is recognized in operating expense over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the liability and of the compensation cost.

        (o)   Pension plans and postretirement benefits:

                (i)    Pension plans:

      The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

  •
  Cost of pension plan benefits provided in exchange for employee services rendered during the year.

  •
  Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

  •
  Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

      When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

      Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

      The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

                (ii)   Postretirement benefits:

      The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses, in excess of 10% of the accrued benefit obligation, over the expected average remaining service life of the active employee group covered by the plans.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (p)   Rates subject to CTRC regulation:

    The Company's operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commission ("CRTC"). Accordingly, the Company's operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from GAAP, even though the Company is subject to these regulations.

        (q)   Future changes in accounting standards:

    In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.

2.     FINANCIAL EXPENSES:

	2008	2007	2006
Third parties:
Interest on long-term debt	$111,601	$81,218	$81,316
Amortization of financing costs and long-term debt premium or discount	1,623	441	432
Other	(605)	(68)	(441)

	112,619	81,591	81,307
Affiliated parties:
Interest expense (net of income)	269,822	165,460	472
Dividend income	(278,753)	(170,904)	—

	(8,931)	(5,444)	472

Interest capitalized to the cost of:
Fixed assets	(249)	—	—
Intangible assets	(12,515)	—	—

	(12,764)	—	—

	$90,924	$76,147	$81,779

3.     LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS:

	2008	2007	2006
Loss (gain) on embedded derivatives and derivative financial instruments to which hedge accounting is not used	$6,829	$2,031	$(19)
Loss (gain) on ineffective portion of fair value hedges	12,848	(12,541)	—
Gain on revaluation of Additional Amount payable	—	—	(3,286)
Loss on foreign currency translation of short-term monetary items	4,996	1,415	1,112

	$24,673	$(9,095)	$(2,193)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

4.     IMPAIRMENT OF GOODWILL:

  In the fourth quarter of 2007, the Company concluded that the goodwill of its subsidiary, Le SuperClub Vidéotron Ltée, related to the DVDs and games rental operations in Ontario was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

5.     BUSINESS REORGANIZATION:

  On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec Inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the three companies had always been combined.

6.     INCOME TAXES:

  Income taxes on operations are as follows:

	2008	2007	2006
Current	$1,071	$67	$(439)
Future	72,031	38,191	64,669

	$73,102	$38,258	$64,230

  The following table reconciles income taxes at the Company's domestic statutory tax rate of 30.9% in 2008 (32.02% in 2007 and in 2006) and income taxes in the consolidated statements of income:

	2008	2007	2006
Income taxes at domestic statutory tax rate	$144,826	$116,592	$79,412
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	10,038	(4,207)	(1,001)
Change in valuation allowance	9,718	—	—
Change in future income tax balances due to a change in substantively enacted tax rates	—	(18,808)	(14,914)
Tax consolidation transactions with the parent company	(86,135)	(54,723)	—
Recognition of a deferred tax credit	(5,690)	—	—
Other	345	(596)	733

Income taxes	$73,102	$38,258	$64,230

  The tax effects of significant items comprising the Company's net future tax positions are as follows:

	2008	2007
Loss carry-forwards	$33,028	$21,650
Other provisions	3,279	10,093
Long-term debt and derivative financial instruments	(3,171)	13,614
Fixed assets	(190,833)	(165,808)
Other assets	(16,905)	(11,156)

	(174,602)	(131,607)
Valuation allowance	(18,032)	—

Net future income tax liabilities	$(192,634)	$(131,607)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

6.     INCOME TAXES (Continued)

  The current and long-term future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets:
Current	$35,982	$31,585
Long-term	1,038	2,970

	37,020	34,555
Future income tax liability:
Long-term	(229,654)	(166,162)

Net future income tax liabilities	$(192,634)	$(131,607)

  As at December 31, 2008, the Company had operating loss carry-forwards for income tax purposes available to reduce future taxable income of approximately $106.4 million which will expire in 2028. As at December 31, 2008, the Company also had capital loss carry-forwards of approximately $2.1 million that can be carried forward indefinitely and applied only against future capital gains.

7.     ACCOUNTS RECEIVABLE:

	2008	2007
Trade	$163,014	$159,197
Other	1,361	2,169

	$164,375	$161,366

8.     INVENTORIES:

	2008	2007
Subscribers' equipment	$26,109	$20,855
Network materials	19,472	12,932
Video store materials	2,715	5,658

	$48,296	$39,445

9.     SUBORDINATED LOAN FROM PARENT COMPANY:

	2008	2007
Subordinated loan — Quebecor Media Inc.	$2,055,000	$1,995,000

  On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million, maturing on May 31, 2022. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

  On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

9.     SUBORDINATED LOAN FROM PARENT COMPANY (Continued)

  On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

  On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

  On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc. on January 3, 2007.

  The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

10.   FIXED ASSETS:

	2008
	Cost	Accumulated amortization	Net book value
Land	$2,999	$—	$2,999
Buildings	53,681	18,819	34,862
Furniture and equipment	475,432	310,248	165,184
Receiving and distribution networks	2,795,434	1,497,900	1,297,534
Terminals and operating system	145,795	64,914	80,881
Coding and transmission material	7,716	3,407	4,309
Projects under development (3G Network)	26,706	—	26,706

	$3,507,763	$1,895,288	$1,612,475

	2007
	Cost	Accumulated amortization	Net book value
Land	$2,840	$—	$2,840
Buildings	50,140	17,216	32,924
Furniture and equipment	413,637	291,776	121,861
Receiving and distribution networks	2,512,273	1,345,774	1,166,499
Terminals and operating system	138,583	58,439	80,144
Coding and transmission material	7,541	3,004	4,537

	$3,125,014	$1,716,209	$1,408,805

11.   INTANGIBLE ASSETS:

  In May 2008, the Company subscribed to 200,000,000 preferred shares Series B of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a cash consideration of $200.0 million. In September 2008, the Company subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for a cash consideration of $336.6 million. On September 23, 2008, the Company acquired all the common shares of 9193-2962 Québec Inc. for a cash consideration of $17.9 million and issuance of one common share of the Company. These transactions were recorded at the carrying amount and resulted in an adjustment of $1.0 million to the deficit for the difference between the carrying amount and the consideration paid.

  As a result of the spectrum auction for AWS that ended July 21, 2008, 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, were acquired for an aggregate amount of $554.5 million, which was fully paid in the third quarter of

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

11.   INTANGIBLE ASSETS (Continued)

  2008. In addition, interest costs of $12.5 million were capitalized to the cost of these licences in 2008. The spectrum licenses were issued by Industry Canada on December 23, 2008, for an initial term of 10 years.

12.   OTHER ASSETS:

	2008	2007
Deferred connection fees	$19,251	$18,794
Deferred pension charges (note 23)	2,915	3,035
Other	13,914	8,637

	$36,080	$30,466

13.   ADDITIONAL AMOUNT PAYABLE:

  Until its transfer in 2006, the value of the Additional Amount payable, resulting from the repurchase of redeemable preferred shares in 2003, fluctuated based on a formula established as per the repurchase agreement.

  On June 30, 2006, the Additional Amount payable of $108.2 million was transferred to the parent company in exchange for a cash consideration of $111.5 million. The excess of the consideration paid in the amount of $3.3 million was recorded to the deficit.

14.   LONG-TERM DEBT:

	Effective interest rate as of December 31, 2008	Year of maturity	2008	2007
Bank credit facility (i)	3.39%	2012	$207,670	$147,721
Senior Notes (ii)	6.59%	2014	800,397	652,816
Senior Notes (iii)	6.44%	2015	212,449	172,818
Senior Notes (iv)	9.38%	2018	546,152	—

Total long-term debt			1,766,668	973,355
Change in fair value related to hedged interest rate risk			49,402	(14,477)
Adjustments related to embedded derivatives			11,465	4,636
Financing fees, net of amortization			(19,538)	(12,526)

			$1,807,997	$950,988

  (i)
  On April 7, 2008, the Company entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity was extended to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million). The credit facility bears interest at Bankers' acceptance or Canadian prime rates, plus a margin, depending on the Company's leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. As of December 31, 2008, the credit facility was secured by assets with a carrying value of $5,105.9 million ($4,152.8 million in 2007). The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

  (ii)
  In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of US$330.8 million, before issuance fees of US$4.1 million. These Notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and will mature in January 2014. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

14.   LONG-TERM DEBT (Continued)

    Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

  (iii)
  In September 2005, US$175.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.5% for net proceeds of US$174.1 million, before issuance fees of US$3.2 million. These Notes bear interest at a rate of 6.375%, payable every six months on December 15 and June 15, and will mature on December 15, 2015. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

  (iv)
  On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.432% for net proceeds of US$447.9 million, before financing fees of US$7.7 million. The new Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.64% payable every six months on June 15 and December 15, and will mature on April 15, 2018. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, to pay dividends and make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

  On December 31, 2008, the Company and its subsidiaries were in compliance with all debt covenants.

  Principal repayments on long-term debt over the coming years are as follows:

2009	$—
2010	—
2011	—
2012	207,670
2013	—
2014 and thereafter	1,558,998

15.   OTHER LIABILITIES:

	2008	2007
Accrued pension and post-retirement benefits liability (note 23)	$9,831	$9,656
Deferred revenues	20,494	21,112
Non-controlling interest	1,047	947
Other	217	—

	$31,589	$31,715

16.   CAPITAL STOCK:

  (a)
  Authorized capital stock:

    In December 2008, the Company amended its articles in order to add a new class of preferred shares, Series H.

    As at December 31, 2008, the authorized capital stock is as follows:

    An unlimited number of common shares, without par value, voting and participating

    An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

    An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

16.   CAPITAL STOCK (Continued)

  (b)
  Issued capital stock and paid:

	2008	2007
2,515,277 common shares, Series A	$1	$46,177
(2,515,276 as at December 31, 2007)

  On January 1, 2006, 2,657,400,000 common shares were issued by 9101-0827 Québec Inc. to its parent company in exchange of the investment of 11,174,813 common shares of Videotron Ltd.

  On January 1, 2006, as a result of the merger of Videotron Ltd. and Videotron Telecom Ltd., the previously issued common shares were converted into 2,515,276 common shares of the new authorized share capital; the 2 Class C shares of Videotron Telecom Ltd. previously issued were converted into 2 preferred shares, Series B of the new authorized share capital; the 170,000 preferred shares, Series G of Videotron Ltd. were converted into 170,000 preferred shares, Series G of the new authorized share capital.

  In June 2006 and in December 2007, the Company redeemed 105,000 and 65,000 preferred shares, Series G, respectively, from Groupe de Divertissement SuperClub Inc. for total cash considerations of $105.0 million and $65.0 million, respectively. Series G shares were eliminated upon consolidation.

  On June 30, 2006, 9101-0827 Québec inc. issued 103,274 common shares to its parent company for a total consideration of $111.5 million (see note 13).

  On July 1, 2006, as a result of the merger of Videotron Ltd. and 9101-0827 Québec Inc., the previously issued common shares were converted into 2,515,276 common shares of the new authorized share capital; the 2 preferred shares, Series B of Videotron Ltd. were cancelled; the 65,000 preferred shares, Series G were converted into 65,000 preferred shares, Series G of the new authorized share capital.

  On several occasions during the years ended December 31, 2008, 2007 and 2006, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, $299.6 million and $108.7 million, respectively. In 2008, $73.8 million of the $120.0 million were recorded as a reduction of contributed surplus.

  On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

17.   STOCK-BASED COMPENSATION PLAN:

  Under a stock option plan established by the parent company, a number of Common shares of the parent company have been set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common shares of the parent company, at the date of grant, as determined by the parent company's Board of Directors (if the Common shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common shares of the parent company on the stock exchanges where such shares are listed at the time of grant. As long as the Common shares of the parent company have not been listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent company on the stock exchanges where such shares are listed at the time of exercise or the fair market value, as determined by the parent company's Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common shares of the parent company at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The acquisition of the "right to profit" on certain options may also be subject to performance criteria.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

17.   STOCK-BASED COMPENSATION PLAN (Continued)

  The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2008 and 2007:

	2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	2,101,226	$35.95	861,767	$23.43
Granted	70,000	45.82	1,255,000	44.45
Exercised	(610,962)	20.38	(1,936)	22.73
Cancelled	(178,229)	43.53	(13,605)	28.74

Balance at end of year	1,382,035	$42.35	2,101,226	$35.95

Vested options at end of year	27,999	$27.75	558,096	$19.44

  During the year ended December 31, 2008, 610,962 stock options were exercised and resulted in cash payments of $19.1 million for the Company.

  The following table gives summary information on outstanding options as at December 31, 2008:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$15.19 to 21.75	13,013	5.08	$20.82	10,026	$20.55
22.98 to 33.41	209,022	7.43	31.62	17,973	31.77
44.45 to 45.82	1,160,000	8.67	44.53	—	—

$15.19 to 45.82	1,382,035	8.44	$42.35	27,999	$27.75

  For the year ended December 31, 2008, a net reversal of $2.4 million related to the stock-based plan is included in income (a net charge of $11.6 million and $5.1 million in 2007 and 2006, respectively).

18.   ACCUMULATED OTHER COMPREHENSIVE LOSS:

  Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges.

  No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2-year period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

19.   COMMITMENTS AND CONTINGENCES:

        (a)    Leases and purchasing agreements:

    Under the terms of operating leases or purchasing agreements, the Company is committed to make the following minimum annual payments over the next years:

	Leases	Other commitments
2009	$22,764	$10,980
2010	14,440	6,247
2011	11,079	5,410
2012	9,484	236
2013	7,901	—
2014 and thereafter	58,507	—

  Operating lease expenses amounted to $20.9 million, $20.8 million and $21.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

        (b)   Contingencies:

    A number of legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company's results or on its financial position.

20.   GUARANTEES:

  In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

  Operating leases:

  The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Company has provided guarantees to the lessor under premise leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2008, the maximum exposure in respect of these guarantees was $16.3 million and no liability has been recorded in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.

  Outsourcing companies and suppliers:

  In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

  The Company's financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company's activities.

  From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

  maturity, as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they quality for hedge accounting.

        (a)    Description of derivative financial instruments:

                (i)    Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted average exchange rate	Notional amount (in millions of dollars)
$/US$	Less than 1 year	1.0865	75.5

                (ii)   Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)	Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$190.0	Bankers' acceptances 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers' acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$455.0	9.65%	9.125%	1.0210

    Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

        (b)   Fair value of financial instruments:

    The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), bank indebtedness, accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

    The carrying values and fair values of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt(1)	$(1,766,668)	$(1,577,000)	$(973,355)	$(938,158)
Cross currency interest rate swaps	69,486	69,486	(241,320)	(241,320)
Forward foreign exchange contract	9,013	9,013	(4,236)	(4,236)

(1)
The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, the embedded derivatives or the financing fees.

    The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

    Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

        (c)    Credit risk management:

    Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

    In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.0 million as of December 31, 2008 ($11.7 million as of December 31, 2007). As of December 31, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007).

    The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

    From their use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third party. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company's credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company's policy, the Company does not foresee any failure by counterparties to meet their obligations.

        (d)   Liquidity risk management:

    Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company manages this exposure through staggered debt maturities. The weighted average term of the Company's consolidated debt was approximately 6.3 years as at December 31, 2008.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

    Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

    As of December 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments.

    These obligations and their maturities are as follows:

	Total	1 year	Less than 1-3 years	3-5 years	5 years and more
Bank indebtedness	$3,613	$3,613	$—	$—	$—
Accounts payable and accrued charges	322,568	322,568	—	—	—
Amounts payable to affiliated companies	19,358	19,358	—	—	—
Long-term debt	1,766,668	—	—	207,670	1,558,998
Interest payments(1)	829,706	120,659	241,319	228,684	239,044
Derivative financial instruments(2)	(60,269)	—	—	—	(60,269)

Total contractual obligations	$2,881,644	$466,198	$241,319	$436,354	$1,737,773

(1)
Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rates at December 31, 2008.

(2)
Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.

    The table above excludes obligations under subordinated loans to the parent company for which proceeds are used to invest in preferred shares of an affiliated company for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 9).

        (e)    Market risk:

    Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company's financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

         Foreign currency risk

    Most of the Company's consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on the Company's debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2008, and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company's sensitivity to the variation of foreign exchange rates is economically limited.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

    The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(680)	—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,250)	44,905
Decrease of $0.10
U.S. dollar-denominated accounts payable	680	—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,250	(44,905)

         Interest rate risk and non-performance risk

    The Company's bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers' acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 58.7% of fixed rate debt and 41.3% of floating rate debt as of December 31, 2008.

    The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker's acceptance rate is $7.0 million.

    The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company's valuation model, is as follows:

	Income	Other comprehensive income
Increase of 100 basis point	$2,609	$(3,908)
Decrease of 100 basis point	(2,609)	3,908

        (f)    Capital management:

    The Company's primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

    In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company. The Company has not significantly changed its strategy regarding management of its capital structure since the last financial year.

    The Company's capital structure is composed of shareholder's equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

    The capital structure is as follows:

	2008	2007
Bank indebtedness	$3,613	$9,505
Long-term debt	1,807,997	950,988
Net (assets) liabilities related to derivative financial instruments	(78,499)	245,556
Non-controlling interest	1,047	947

Net debt	1,734,158	1,206,996
Shareholder's equity	$403,654	$259,110

    The Company is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

22.   Related party transactions:

  In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2008	2007	2006
Ultimate Parent and Parent company:
Operating revenue	$104	$139	$150
Direct costs and operating expenses	4,535	3,908	4,110
Operating expenses recovered	(373)	(23)	(23)
Affiliated companies:
Operating revenue	10,165	22,164	25,146
Direct costs and operating expenses	51,942	60,590	60,066

 Management fee:

  The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $25.4 million in 2008, $46.9 million in 2007 and $23.4 million in 2006. The agreement provides for an annual management fee to be agreed upon for the year 2009. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

 Operating transactions:

  The Company entered into an affiliation agreement with Groupe Archambault Inc. ("Archambault"), a company under common control, a subsidiary of Quebecor Media Inc. This agreement provided that the Company pay Archambault 54% of all revenues generated from the fees paid by customers to use Archambault's video-on-demand services. In connection with this affiliation agreement, the Company entered into a video-on-demand services agreement with Archambault. Under this agreement, various technical services were provided to Archambault. In consideration of these services, Archambault paid a fee of 8% of all revenues generated from fees paid by customers to use Archambault's video-on-demand services. The acquisition of the video-on-demand licence by the Company from Groupe Archambault Inc., for a total cash consideration of $0.8 million, put an end to these agreements on May 1, 2008.

  Under the affiliation agreement, the Company paid fees to Archambault of $5.5 million, $13.3 million and $9.0 million and received fees from Archambault of $0.8 million, $2.6 million and $1.9 million for the years 2008, 2007 and 2006, respectively.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

22.   Related party transactions (Continued)

 Tax transactions:

  During the year ended December 31, 2006, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.3 million that were recorded as income taxes receivable. This transaction allowed the Company to realize a gain of $0.02 million which was credited to contributed surplus.

  On December 18 and 21, 2007, the Company's ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for a net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which reduced income tax expense in 2008 as these tax deductions were used.

  On December 21, 2007, the Company's ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued charges, which reduced income tax expense in 2008 as these tax deductions were used.

  On December 18, 2008, the Company's ultimate parent company, Quebecor Inc., transferred to the Company a total of $104.9 million of non-capital tax losses in exchange for net cash consideration of $18.4 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $32.4 million and the difference of $14.0 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which will reduce the income tax expense in the future as these tax deductions are used.

  Quebecor World Inc.:

  On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies' Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Quebecor World Inc. outsourced its corporate information technology services which generated $3.0 million in revenues for the Company in 2008 ($9.8 million in 2007 and $13.0 million in 2006). This agreement was terminated in 2008 and since January 21, 2008, Quebecor World Inc. is no longer considered a related company under Canadian GAAP.

  Acquisition of assets:

  On December 15, 2008, the Company acquired fixed assets from Les Editions CEC Inc., a wholly-owned subsidiary of Quebecor Media Inc., for a total consideration of $1.6 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.4 million, and the difference between the cash consideration and the net book value, of $1.2 million was charged to the deficit.

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS:

  The Company and some of its subsidiaries maintain various defined benefit plans and defined contribution plans. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's numerous pension plans were performed once at least in the last three years and the next required valuations will be performed at least once over the next three years.

  The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee's active service period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS (Continued)

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets for the years ended December 31, 2008 and 2007, along with a statement of funded status as of those dates:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Change in benefit obligations:
Benefit obligations, beginning of year	$90,339	$9,848	$100,187	$87,523	$9,822	$97,345
Service costs	5,348	347	5,695	6,217	375	6,592
Interest costs	5,313	548	5,861	4,730	504	5,234
Plan participants' contributions	4,445	—	4,445	3,428	—	3,428
Actuarial gain	(29,230)	(3,468)	(32,698)	(6,574)	(855)	(7,429)
Benefits and settlement paid	(4,664)	(113)	(4,777)	(4,985)	(108)	(5,093)
Other	—	(1)	(1)	—	110	110

Benefit obligations, end of year	$71,551	$7,161	$78,712	$90,339	$9,848	$100,187

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Change in plan assets:
Fair value of plan assets at beginning of year	$91,247	$—	$91,247	$87,261	$—	$87,261
Actual return on plan assets	(14,487)	—	(14,487)	1,084	—	1,084
Employer contributions	4,534	113	4,647	4,459	108	4,567
Plan participants' contributions	4,445	—	4,445	3,428	—	3,428
Benefits and settlement paid	(4,664)	(113)	(4,777)	(4,985)	(108)	(5,093)

Fair value of plan assets, end of year	$81,075	$—	$81,075	$91,247	$—	$91,247

  The defined benefit plan assets are comprised of:

	2008	2007
Equity securities	50.0%	61.7%
Debt securities	39.3%	29.3%
Other	10.7%	9.0%

  As at December 31, 2008, defined contribution plan assets included shares of the ultimate parent company representing an amount of $0.5 million ($1.0 million as at December 31, 2007, including shares of a company under common control).

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Reconciliation of funded status:
Excess (deficit) of fair value of plan assets over benefit obligations at end of year	$9,524	$(7,161)	$2,363	$908	$(9,848)	$(8,940)
Past service cost gain	—	(898)	(898)	—	(965)	(965)
Unrecognized actuarial (gain) loss	(7,537)	(844)	(8,381)	566	2,718	3,284

Net amount recognized	$1,987	$(8,903)	$(6,916)	$1,474	$(8,095)	$(6,621)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS (Continued)

  Included in the above benefits and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Benefit obligations	$—	$(7,161)	$(7,161)	$(83,750)	$(9,848)	$(93,598)
Fair value of plan assets	—	—	—	83,460	—	83,460

Funded status — plan deficit	$—	$(7,161)	$(7,161)	$(290)	$(9,848)	$(10,138)

  Amounts recognized in the consolidated balance sheets are as follows:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Deferred pension charges	$3,034	$(119)	$2,915	$3,149	$(114)	$3,035
Accrued benefit liability	(1,047)	(8,784)	(9,831)	(1,675)	(7,981)	(9,656)

Net amount recognized	$1,987	$(8,903)	$(6,916)	$1,474	$(8,095)	$(6,621)

  Components of the net benefit costs are as follows:

	2008
	Pension benefits	Post-retirement benefits	Total
Service costs	$5,348	$347	$5,695
Interest costs	5,313	548	5,861
Actual return on plan assets	14,487	—	14,487
Current actuarial gain	(29,230)	(3,468)	(32,698)

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,082)	(2,573)	(6,655)
Difference between actual and expected return on plan assets	(21,188)	—	(21,188)
Deferral of current actuarial gain	29,230	3,468	32,698
Amortization of previously deferred actuarial loss	62	94	156
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	8,104	3,495	11,599

Net benefit costs	$4,022	$922	$4,944

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS (Continued)

	2007
	Pension benefits	Post-retirement benefits	Total
Service costs	$6,217	$375	$6,592
Interest costs	4,730	504	5,234
Actual return on plan assets	(1,084)	—	(1,084)
Current actuarial gain	(6,574)	(855)	(7,429)

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	3,289	24	3,313
Difference between actual and expected return on plan assets	(5,311)	—	(5,311)
Deferral of current actuarial gain	6,574	855	7,429
Amortization of previously deferred actuarial loss	62	141	203
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	1,325	929	2,254

Net benefit costs	$4,614	$953	$5,567

	2006
	Pension benefits	Post-retirement benefits	Total
Service costs	$5,876	$355	$6,231
Interest costs	4,265	403	4,668
Actual return on plan assets	(13,616)	—	(13,616)
Current actuarial (gain) loss	(1,220)	1,309	89

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,695)	2,067	(2,628)
Difference between actual and expected return on plan assets	8,388	—	8,388
Deferral of current actuarial gain (loss)	1,220	(1,309)	(89)
Amortization of previously deferred actuarial loss	(676)	135	(541)
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	8,932	(1,241)	7,691

Net benefit costs	$4,237	$826	$5,063

  The expense related to defined contribution pension plans amounts to $5.7 million in 2008 ($5.2 million in 2007 and $4.8 million in 2006).

  The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $9.7 million for the year ended December 31, 2008 ($9.8 million in 2007 and $7.5 million in 2006).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

23.   PENSION PLANS AND POSTRETIREMENT BENEFITS (Continued)

  The weighted average rates used in measuring the Company's benefit obligations as at December 31, 2008, 2007 and 2006 and current periodic costs are as follows:

	2008	2007	2006
Benefit obligations:
Rates at end of year:
Discount rate	7.50%	5.50%	5.00%
Expected return on plan assets(1)	7.25	7.25	7.25
Rate of compensation increase	3.75	3.75	3.50
Current periodic costs:
Rates at beginning of year:
Discount rate	5.50%	5.00%	5.00%
Expected return on plan assets(1)	7.25	7.25	7.50
Rate of compensation increase	3.75	3.50	3.50

(1)
After management and professional fees.

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2008. The cost, as per an estimate, is expected to decrease gradually for the next seven years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement benefits
Sensitivity analysis	1% Increase	1% Decrease
Effect on benefit cost	$1	$(1)
Effect on benefit obligations	21	(18)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States ("U.S. GAAP"). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company's consolidated financial statements of income, comprehensive income and shareholder's equity:

        (a)    Consolidated statements of income

	2008	2007	2006
Net income as per Canadian GAAP	$395,442	$325,692	$183,691
Adjustments:
Push-down basis of accounting (i)	(10,607)	(5,249)	(6,253)
Development and pre-operating costs (iii)	1,963	1,522	(1,454)
Change in the fair value and ineffective portion of derivative financial instruments (v)	(5,432)	5,006	(8,185)
Share-based compensation (vi)	1,800	(1,900)	(900)
Income taxes (vii)	(8,128)	(1,354)	1,866

	(20,404)	(1,975)	(14,926)

Net income as adjusted per U.S. GAAP	$375,038	$323,717	$168,765

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

        (b)   Consolidated statements of comprehensive income

	2008	2007	2006
Comprehensive income as per Canadian GAAP	$375,646	$340,836	$183,691
Adjustments to net income as per (a) above	(20,404)	(1,975)	(14,926)
Adjustments to other comprehensive income:
Pension and postretirement benefits (iv)	11,598	2,254	153
Derivative financial instruments (v)	4,674	302	1,963
Income taxes (vii)	(3,705)	(851)	(1,704)

	12,567	1,705	412

Comprehensive income as per U.S. GAAP	$367,809	$340,566	$169,177

  Accumulated other comprehensive loss as at December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Accumulated comprehensive loss as per Canadian GAAP	$(27,098)	$(7,302)	$—
Adjustments:
Pension and postretirement benefits (iv)	9,359	(2,239)	(4,493)
Derivative financial instruments (v)	4,976	302	(31,624)
Income taxes (vii)	(3,223)	482	10,511

	11,112	(1,455)	(25,606)

Accumulated other comprehensive loss as per U.S. GAAP	$(15,986)	$(8,757)	$(25,606)

        (c)    Consolidated Shareholder's Equity

	2008	2007
Shareholder's equity based on Canadian GAAP	$403,654	$259,110
Cumulative adjustments:
Push-down basis of accounting (i)	4,479,048	4,487,655
Goodwill impairment (ii)	(2,276,627)	(2,274,627)
Development and pre-operating costs (iii)	(661)	(2,624)
Pension and postretirement benefits (iv)	9,359	(2,239)
Derivative financial instruments and hedging accounting (v)	4,194	4,952
Share-based compensation (vi)	(1,000)	(2,800)
Income taxes (vii)	8,627	6,426

Shareholder's equity based on U.S. GAAP	$2,626,594	$2,475,853

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

                (i)    Push-down basis of accounting:

      The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

      As at December 31, 2008, the push-down resulted in an increase in fixed assets of $85.0 million, an increase in goodwill of $2,141.8 million, an increase in future income tax liability of $24.4 million, an increase in contributed surplus of $4,577.0 million, an increase in the deficit of $2,373.8 million and an increase in other comprehensive loss of $0.8 million.

                (ii)   Goodwill impairment:

      The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption "net income".

                (iii)  Development and pre-operating costs:

      Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, these costs must be included in income as incurred.

                (iv)  Pension and postretirement benefits:

      Under U.S. GAAP, SFAS No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

      Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

                (v)   Derivative financial instruments and hedging accounting:

      Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

      However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company's borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

                (vi)  Stock-based compensation:

      Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

                (vii) Income taxes:

      Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

      Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

      Further, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

      During the years ended December 31, 2008 and 2007, the Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses have been transferred between the parties. Under Canadian GAAP, those transactions resulted in the recognition of a deferred credit, included in accounts payable and accrued charges, of $14.0 million and $5.7 million, respectively. Under U.S. GAAP, since those transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

                (viii) Fair value measurements:

      On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements which enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS-157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement No. 13, which removes certain leasing transactions from the scope of SFAS 157. The FASB also issued FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its consolidated financial statements upon full adoption in 2009.

                (ix)  Business combinations and non-controlling interest:

      In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and internationally converge the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, the accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008, and SFAS 160 will be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

                (x)   Guaranteed debt:

      The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

      The Company's Senior Notes due 2014, 2015 and 2018 described in note 14 are guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidated financial information as at December 31, 2008 and 2007 and for the years ended 2008, 2007 and 2006 has been prepared in accordance with U.S. GAAP. The information under the column headed "Subsidiary Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Videotron Ltd." Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional and joint and several (to the extent permitted by applicable law).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

      The subsidiaries included under the column "Subsidiary Guarantors" are CF Cable TV Inc., Videotron US Inc., 9193-2962 Québec Inc. and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

      The "Subsidiary Non-Guarantors" is SETTE Inc.

  Revision of U.S. GAAP Guarantors Financial Statements Relating to valuation of investments

  The Company revised the value of its investments in "Subsidiary Guarantors" and in "Subsidiary Non-Guarantors", in order to conform fully to the equity method of accounting. These changes affected only the columns titled "Videotron Ltd." and "Adjustments and Eliminations".

  The following 2007 and 2006 U.S. GAAP financial information from the consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets have been revised to reflect this change.

  For the year ended December 31, 2007, equity income from subsidiaries under the Videotron Ltd. column was increased by $25.6 million to $29.9 million ($11.9 million to $23.3 million for 2006) and an offsetting adjustment was recorded in the Adjustments and eliminations column.

  Other assets and shareholder's equity under the Videotron Ltd. column, as at December 31, 2007, were increased by $795.0 million to $854.6 million and $2,475.9 million, respectively. Offsetting adjustments were recorded in the Adjustments and eliminations column.

  Consolidated Statement of Income
  In accordance with United States GAAP
  For the year ended December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Revenues	$1,528,224	$271,213	$7,008	$(1,782)	$1,804,663
Direct costs and operating expenses	827,346	174,945	4,473	(1,782)	1,004,982
Amortization	193,996	30,417	1,207	(33)	225,587
Financial expenses	88,947	2,001	(24)	—	90,924
Loss on valuation and translation of financial instruments	30,105	—	—	—	30,105
Other	—	586	—	—	586

Income before the undernoted	387,830	63,264	1,352	33	452,479
Income taxes	67,335	9,539	419	—	77,293

	320,495	53,725	933	33	375,186
Equity income from subsidiaries	54,543	206	—	(54,749)	—
Non-controlling interest	—	—	—	(148)	(148)

Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Statement of Cash Flows
  In accordance with United States GAAP
  For the year ended December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Cash flows related to operating activities:
Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038
Adjustments:
Amortization of fixed assets	192,759	30,234	1,207	(33)	224,167
Amortization of other assets	20,692	8,062	—	—	28,754
Impairment of goodwill	—	2,000	—	—	2,000
Loss (gain) on disposal of fixed assets	1,514	(1,094)	30	—	450
Loss on valuation and translation financial instruments	25,109	—	—	—	25,109
Amortization of financing costs and debt premium or discount	1,623	—	—	—	1,623
Future income taxes	67,335	8,958	(71)	—	76,222
Equity income from subsidiaries	(54,543)	(206)	—	54,749	—
Other	18,151	—	—	148	18,299
Net change in non-cash balances related to operating activities	(35,830)	(3,426)	(144)	(3)	(39,403)

	611,848	98,459	1,955	(3)	712,259
Cash flows related to investing activities:
Acquisition of fixed assets	(363,939)	(39,564)	(1,256)	—	(404,759)
Acquisition of shares of a company under common control	110,000	(170,000)	—	—	(60,000)
Acquisition of a company under common control	(554,564)	(554,549)	—	554,564	(554,549)
Acquisition of tax deductions from the ultimate parent company	(18,378)	—	—	—	(18,378)
Dividends	110,187	66	(300)	(110,000)	(47)
Other	(13,032)	5,408	—	1,412	(6,212)

	(729,726)	(758,639)	(1,556)	445,976	(1,043,945)
Cash flows related to financing activities:
Net change in bank indebtedness	(3,831)	—	—	(2,061)	(5,892)
Net borrowings under bank credit facility	59,949	—	—	—	59,949
Issuance of long-term debt, net of financing costs	447,629	—	—	—	447,629
Subordinated loan from parent company	(110,000)	170,000	—	—	60,000
Issuance of shares	—	556,919	—	(556,919)	—
Dividends	(110,000)	(22,944)	—	22,944	(110,000)
Reduction in paid-up capital	(120,000)	(88,000)	—	88,000	(120,000)
Advance (to) from an affiliated company	(45,869)	45,869	—	—	—

	117,878	661,844	—	(448,036)	331,686

Net change in cash and cash equivalents	—	1,664	399	(2,063)	—
Cash and cash equivalents, beginning of year	—	314	557	(871)	—

Cash and cash equivalents, end of year	$—	$1,978	$956	$(2,934)	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Balance Sheet
  In accordance with United States GAAP
  As at December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$95	$2,003	$1,010	$(3,108)	$—
Accounts receivable	154,145	9,359	871	—	164,375
Amounts receivable from affiliated companies	145,053	110,456	1,065	(240,963)	15,611
Income taxes	163	—	—	26	189
Inventories and prepaid expenses	55,873	4,128	51	—	60,052
Future income taxes	34,884	1,367	—	—	36,251

	390,213	127,313	2,997	(244,045)	276,478
Investments	1,758,542	296,458	—	—	2,055,000
Fixed assets	1,430,013	262,442	5,326	(292)	1,697,489
Future income taxes	—	1,038	—	—	1,038
Derivative financial instruments	124,187	—	—	—	124,187
Other assets	1,377,817	560,654	—	(1,356,642)	581,829
Goodwill	1,903,756	438,236	—	233,711	2,575,703

	$6,984,528	$1,686,141	$8,323	$(1,367,268)	$7,311,724

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$6,642	$25	$54	$(3,108)	$3,613
Accounts payable and accrued charges	280,729	47,135	973	(137)	328,700
Amounts payable to affiliated companies	128,103	132,063	13	(240,821)	19,358
Deferred revenue	123,087	41,692	—	—	164,779
Income taxes	(16)	998	309	26	1,317

	538,545	221,913	1,349	(244,040)	517,767
Long-term debt	1,804,003	—	—	—	1,804,003
Subordinated loan to parent company	1,760,000	295,000	—	—	2,055,000
Derivative financial instruments	45,688	—	—	—	45,688
Future income taxes	198,614	51,358	363	—	250,335
Other liabilities	11,084	206	—	1,047	12,337

	4,357,934	568,477	1,712	(242,993)	4,685,130
Shareholder's Equity:
Capital stock	1	701,735	25	(701,760)	1
Contributed surplus	5,118,353	792,495	488	(792,983)	5,118,353
(Deficit) retained earnings	(2,475,774)	(375,534)	6,098	369,436	(2,475,774)
Accumulated other comprehensive loss	(15,986)	(1,032)	—	1,032	(15,986)

	2,626,594	1,117,664	6,611	(1,124,275)	2,626,594

	$6,984,528	$1,686,141	$8,323	$(1,367,268)	$7,311,724

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Statement of Income
  In accordance with United States GAAP
  For the year ended December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Revenues	$1,291,726	$256,651	$6,602	$(1,779)	$1,553,200
Direct costs and operating expenses	729,005	181,435	4,150	(1,779)	912,811
Amortization	187,372	28,208	1,164	(33)	216,711
Financial expenses	66,378	9,769	—	—	76,147
Gain on valuation and translation of financial instruments	(14,101)	—	—	—	(14,101)
Dividend income from related companies	—	(7,092)	—	7,092	—
Impairment of goodwill	—	5,425	—	—	5,425

Income (loss) before the undernoted	323,072	38,906	1,288	(7,059)	356,207
Income taxes	29,220	2,892	205	—	32,317

	293,852	36,014	1,083	(7,059)	323,890
Equity income from subsidiaries	29,865	241	—	(30,106)	—
Non-controlling interest	—	—	—	(173)	(173)

Net income (loss)	$323,717	$36,255	$1,083	$(37,338)	$323,717

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Statement of Cash Flows
  In accordance with United States GAAP
  For the year ended December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Cash flows related to operating activities:
Net income (loss)	$323,717	$36,255	$1,083	$(37,338)	$323,717
Adjustments:
Amortization of fixed assets	185,368	28,031	1,164	(33)	214,530
Amortization of other assets	13,363	8,072	—	—	21,435
Impairment of goodwill	—	5,425	—	—	5,425
Loss on disposal of fixed assets	2,391	777	77	—	3,245
Gain on valuation and translation financial instruments	(15,516)	—	—	—	(15,516)
Amortization of financing costs and debt premium or discount	441	—	—	—	441
Future income taxes	29,228	2,932	90	—	32,250
Equity income from subsidiaries	(29,865)	(241)	—	30,106	—
Other	(524)	2,360	—	173	2,009
Net change in non-cash balances related to operating activities	(26,927)	(6,065)	(98)	(1,917)	(35,007)

	481,676	77,546	2,316	(9,009)	552,529
Cash flows related to investing activities:
Acquisition of fixed assets	(292,541)	(36,419)	(3,032)	1,917	(330,075)
Acquisition of shares of a company under common control	(1,870,000)	(125,000)	—	—	(1,995,000)
Acquisition of tax deductions from the ultimate parent company	(12,763)	(2,100)	—	—	(14,863)
Decrease in temporary investments	—	—	987	—	987
Net change in investment in a subsidiary	330,733	—	—	(330,733)	—
Dividends	4,000	(4,000)	—	—	—
Advance from (to) an affiliated company	65,000	(65,000)	—	—	—
Other	2,125	(945)	1	—	1,181

	(1,773,446)	(233,464)	(2,044)	(328,816)	(2,337,770)
Cash flows related to financing activities:
Net change in bank indebtedness	(8,489)	—	—	(476)	(8,965)
Net borrowings under bank credit facility	98,721	—	—	—	98,721
Subordinated loan from parent company	1,870,000	125,000	—	—	1,995,000
Repayment of subordinated loan to parent company	—	(25,969)	—	25,969	—
Reduction in paid-up capital	(299,550)	(145,816)	—	145,816	(299,550)
Redemption of shares	(65,000)	65,000	—	—	—
Dividends	(7,092)	(158,948)	—	166,040	—
Advance (to) from an affiliated company	(296,855)	296,855	—	—	—
Other	35	—	—	—	35

	1,291,770	156,122	—	337,349	1,785,241

Net change in cash and cash equivalents	—	204	272	(476)	—
Cash and cash equivalents, beginning of year	—	110	285	(395)	—

Cash and cash equivalents, end of year	$—	$314	$557	$(871)	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Balance Sheet
  In accordance with United States GAAP
  As at December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Assets
Current assets:
Cash and cash equivalents	$493	$315	$583	$(1,391)	$—
Accounts receivable	150,597	9,234	1,535	—	161,366
Amounts receivable from affiliated companies	80,792	59,490	165	(107,604)	32,843
Income taxes	199	21	—	—	220
Inventories and prepaid expenses	49,161	6,579	21	—	55,761
Future income taxes	26,866	5,599	7	—	32,472

	308,108	81,238	2,311	(108,995)	282,662
Investments	1,870,000	125,000	—	—	1,995,000
Fixed assets	1,246,995	254,035	5,658	(325)	1,506,363
Future income taxes	—	2,970	—	—	2,970
Other assets	854,568	7,383	—	(854,835)	7,116
Goodwill	1,903,756	440,117	—	233,711	2,577,584

	$6,183,427	$910,743	$7,969	$(730,444)	$6,371,695

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$10,869	$1	$26	$(1,391)	$9,505
Accounts payable and accrued charges	235,515	31,755	653	(126)	267,797
Amounts payable to affiliated companies	134,168	50,691	676	(107,475)	78,060
Deferred revenue	113,510	38,302	116	—	151,928
Income taxes	34	(10)	95	—	119

	494,096	120,739	1,566	(108,992)	507,409
Long-term debt	946,236	—	—	—	946,236
Subordinated loan to parent company	1,870,000	125,000	—	—	1,995,000
Derivative financial instruments	245,556	—	—	—	245,556
Future income taxes	139,857	48,429	435	—	188,721
Other liabilities	11,829	144	—	947	12,920

	3,707,574	294,312	2,001	(108,045)	3,895,842
Shareholder's Equity:
Capital stock	46,177	232,817	25	(232,842)	46,177
Contributed surplus	5,178,143	792,495	488	(792,983)	5,178,143
(Deficit) retained earnings	(2,739,710)	(407,463)	5,455	402,008	(2,739,710)
Accumulated other comprehensive loss	(8,757)	(1,418)	—	1,418	(8,757)

	2,475,853	616,431	5,968	(622,399)	2,475,853

	$6,183,427	$910,743	$7,969	$(730,444)	$6,371,695

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Statement of Income
  In accordance with United States GAAP
  For the year ended December 31, 2006

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Revenues	$1,066,286	$241,527	$5,610	$(1,158)	$1,312,265
Direct costs and operating expenses	631,230	169,000	4,163	(1,158)	803,235
Amortization	170,246	25,448	674	(33)	196,335
Financial expenses	61,973	19,806	—	—	81,779
Loss on valuation and translation of financial instruments	5,992	—	—	—	5,992
Dividend income from related companies	—	(13,170)	—	13,170	—

Income (loss) before the undernoted	196,845	40,443	773	(13,137)	224,924
Income taxes	51,350	4,492	231	—	56,073

	145,495	35,951	542	(13,137)	168,851
Equity income from subsidiaries	23,270	119	—	(23,389)	—
Non-controlling interest	—	—	—	(86)	(86)

Net income (loss)	$168,765	$36,070	$542	$(36,612)	$168,765

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006
(tabular amounts are in thousands of Canadian dollars)

24.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued)

  Consolidated Statement of Cash Flows
  In accordance with United States GAAP
  For the year ended December 31, 2006

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Cash flows related to operating activities:
Net income (loss)	$168,765	$36,070	$542	$(36,612)	$168,765
Adjustments:
Amortization of fixed assets	168,910	25,288	674	(33)	194,839
Amortization of other assets	10,506	7,329	—	—	17,835
Loss on disposal of fixed assets	700	167	549	—	1,416
Loss on valuation and translation financial instruments	4,880	—	—	—	4,880
Amortization of financing costs and debt premium or discount	432	—	—	—	432
Future income taxes	51,997	4,482	33	—	56,512
Equity income from subsidiaries	(23,270)	(119)	—	23,389	—
Other	1,129	1,240	—	86	2,455
Net change in non-cash balances related to operating activities	(40,490)	28,593	95	2,509	(9,293)

	343,559	103,050	1,893	(10,661)	437,841
Cash flows related to investing activities:
Acquisition of fixed assets	(260,720)	(37,665)	(1,793)	(2,451)	(302,629)
Net decrease (increase) in temporary investments	40,000	—	(491)	—	39,509
Dividends	19,000	(19,000)	—	—	—
Other	514	283	—	—	797

	(201,206)	(56,382)	(2,284)	(2,451)	(262,323)
Cash flows related to financing activities:
Net change in bank indebtedness	18,865	—	—	(395)	18,470
Net borrowings under bank credit facility	49,000	—	—	—	49,000
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Issuance of shares	111,536	—	—	—	111,536
Transfer of Additional Amount payable to parent company	(111,536)	—	—	—	(111,536)
Reduction in paid-up capital	(108,749)	—	—	—	(108,749)
Dividends	(23,170)	—	—	13,170	(10,000)
Advance from (to) an affiliated company	47,094	(47,036)	—	(58)	—
Other	(938)	—	—	—	(938)

	(167,898)	(47,036)	—	12,717	(202,217)

Net change in cash and cash equivalents	(25,545)	(368)	(391)	(395)	(26,699)
Cash and cash equivalents, beginning of year	25,545	478	676	—	26,699

Cash and cash equivalents, end of year	$—	$110	$285	$(395)	$—

25.   SUBSEQUENT EVENTS:

  (a)
  In January and February 2009, the Company paid dividends to its parent company, Quebecor Media Inc., for total cash distributions of $55.0 million.

  (b)
  On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

QuickLinks

  Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008
FORWARD-LOOKING STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.
VIDEOTRON LTD. CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)
VIDEOTRON LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)
VIDEOTRON LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)
VIDEOTRON LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)
VIDEOTRON LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)
VIDEOTRON LTD. CONSOLIDATED BALANCE SHEETS As at December 31 (in thousands of Canadian dollars)
VIDEOTRON LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2008, 2007 and 2006 (tabular amounts are in thousands of Canadian dollars)